SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                RYANAIR'S PUNCTUALITY BEATS THE BEST OF THE U.S.

Ryanair, Europe's No.1 low fares airline, today (Monday, 21st June 2004) celebrated beating the best of the U.S. airlines for punctuality in April 2004. Not only is Ryanair the on-time performance leader of all the major European Airlines each month, but also, according to the latest punctuality statistics issued by the US Department of Transport, Ryanair has the best on-time performance compared to all the other US airlines for April 2004.

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "When it comes to punctuality, Ryanair leaves the best of the U.S. behind. We have out-preformed all the major U.S airlines in 2003 and this trend is continuing into 2004 with average overall punctuality for US airlines in April at 83% compared to Ryanair's 94% of flights on time. Not only is Ryanair the No 1 airline for low fares and punctuality in Europe, we are unbeatable for on-time performance, even when compared to the major US airlines."

               U.S. Dept of Transport - Punctuality - April 2004
                     1. Ryanair                    94.0
                    ----------------          ------------
                     2. Jetblue                    86.9
                    ----------------          ------------
                     3. United                     85.1
                    ----------------          ------------
                     4. Alaska                     84.9
                    ----------------          ------------
                     5. Northwest                  84.8
                    ----------------          ------------
                     6. US Airways                 84.2
                    ----------------          ------------
                     7. Delta                      83.0
                    ----------------          ------------
                     8. American                   82.9
                    ----------------          ------------
                     9. Southwest                  82.0
                    ----------------          ------------
                     10. American Eagle            78.7
                    ----------------          ------------
                     11. Continental               78.6
                    ----------------          ------------
                     12. America West              76.9
                    ----------------          ------------
                     Overall US                    83.0
                    ----------------          ------------
                     % Arrivals within 15 minutes of STA
                     (Ryanair published statistics compared US Dept. of
                      Transport statistics for April 04)

Ends.                                                 Monday, 21st June 2004

For further information:
Paul Fitzsimmons - Ryanair               Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 June 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director